Registration No. 333-182371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

_______________________________________________________________________________________

CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Avenue NEW YORK, NEW YORK	10043
(Address of principal executive offices)	(Zip Code)

_______________________________________________________________________________________

BMW FS SECURITIES LLC
(Depositor of the Trusts described in the registration statement)
(Exact name of obligor as specified in its charter)

Delaware	22-3784653
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Mark W. Redman, Esq.
c/o BMW GROUP
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677
(201) 307-3610
(Address, including zip code, of obligor’s principal executive offices)

Asset-Backed Notes
(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a) Name and address of each examining or supervising authority to which it is subject.

	Name	Address
	Comptroller of the Currency	Washington, D.C.
	Federal Reserve Bank of New York	33 Liberty Street, New York, NY
	Federal Deposit Insurance Corporation	Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3. -15.	Not Applicable.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 -     Copy of Articles of Association of the Trustee, as now in effect.  (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 -     Copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 -     Copy of authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 -     Copy of existing By-Laws of the Trustee.  (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 -     Not applicable.

Exhibit 6 -     The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.  (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 -     Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2013 - attached)

Exhibit 8 -     Not applicable.

Exhibit 9 -     Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 11th day of  September 2013.

CITIBANK, N.A. By: /s/ Louis Piscitelli Name: Louis Piscitelli Title: Vice President

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars	2012	2011
Assets
Cash and due from banks (including segregated cash and other deposits)	$36,453	$28,701
Deposits with banks	102,134	155,784
Federal funds sold and securities borrowed or purchased under agreements to resell (including $160,589 and $142,862 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	261,311	275,849
Brokerage receivables	22,490	27,777
Trading account assets (including $105,458 and $119,054 pledged to creditors at December 31, 2012 and December 31, 2011, respectively)	320,929	291,734
Investments (including $21,423 and $14,940 pledged to creditors at December 31, 2012 and December 31, 2011, respectively, and $294,463 and $274,040 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	312,326	293,413
Loans, net of unearned income
Consumer (including $1,231 and $1,326 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	408,671	423,340
Corporate (including $4,056 and $3,939 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	246,793	223,902
Loans, net of unearned income	$655,464	$647,242
Allowance for loan losses	(25,455)	(30,115)
Total loans, net	$630,009	$617,127
Goodwill	25,673	25,413
Intangible assets (other than MSRs)	5,697	6,600
Mortgage servicing rights (MSRs)	1,942	2,569
Other assets (including $13,299 and $13,360 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	145,660	148,911
Assets of discontinued operations held for sale	36	—
Total assets	$1,864,660	$1,873,878

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation.

	December 31,
In millions of dollars	2012	2011
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs
Cash and due from banks	$498	$591
Trading account assets	481	567
Investments	10,751	12,509
Loans, net of unearned income
Consumer (including $1,191 and $1,292 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	93,936	103,275
Corporate (including $157 and $198 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	23,684	23,780
Loans, net of unearned income	$117,620	$127,055
Allowance for loan losses	(5,854)	(8,000)
Total loans, net	$111,766	$119,055
Other assets	674	874
Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs	$124,170	$133,596

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)
	December 31,
In millions of dollars, except shares and per share amounts	2012	2011
Liabilities
Non-interest-bearing deposits in U.S. offices	$129,657	$119,437
Interest-bearing deposits in U.S. offices (including $889 and $848 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	247,716	223,851
Non-interest-bearing deposits in offices outside the U.S.	65,024	57,357
Interest-bearing deposits in offices outside the U.S. (including $558 and $478 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	488,163	465,291
Total deposits	$930,560	$865,936
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $116,689 and $97,712 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	211,236	198,373
Brokerage payables	57,013	56,696
Trading account liabilities	115,549	126,082
Short-term borrowings (including $818 and $1,354 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	52,027	54,441
Long-term debt (including $29,764 and $24,172 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	239,463	323,505
Other liabilities (including $2,910 and $3,742 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	67,815	69,272
Liabilities of discontinued operations held for sale	—	—
Total liabilities	$1,673,663	$1,694,305
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 102,038 as of December 31, 2012 and 12,038 as of December 31, 2011, at aggregate liquidation value	$2,562	$312
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,043,153,204 as of December 31, 2012 and 2,937,755,921 as of December 31, 2011	30	29
Additional paid-in capital	106,391	105,804
Retained earnings	97,809	90,520
Treasury stock, at cost: December 31, 2012—14,269,301 shares and December 31, 2011—13,877,688 shares	(847)	(1,071)
Accumulated other comprehensive income (loss)	(16,896)	(17,788)
Total Citigroup stockholders’ equity	$189,049	$177,806
Noncontrolling interest	1,948	1,767
Total equity	$190,997	$179,573
Total liabilities and equity	$1,864,660	$1,873,878

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

	December 31,
In millions of dollars	2012	2011
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$15,637	$21,009
Long-term debt (including $1,330 and $1,558 as of December 31, 2012 and December 31, 2011, respectively, at fair value)	26,346	50,451
Other liabilities	1,224	1,051
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$43,207	$72,511

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.